 Exhibit (a)(1)(C)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Science 37 Holdings, Inc.
at
$5.75 Net Per Share in Cash
Pursuant to the Offer to Purchase
Dated February 12, 2024
by
Marlin Merger Sub Corporation
A wholly-owned subsidiary of
eMed, LLC
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY OF MONDAY, MARCH 11, 2024, UNLESS THE OFFER IS EXTENDED.
February 12, 2024
To Brokers, Dealers, Banks, Trust Companies and other Nominees:
Marlin Merger Sub Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of eMed, LLC, a limited liability company organized under the laws of the state of Delaware (“Parent”), and Parent have appointed Saratoga Proxy Consulting LLC to act as the information agent in connection with Purchaser’s offer to purchase all outstanding shares (the “Shares”) of common stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc., a Delaware corporation (“Science 37”), at $5.75 per Share, net to the seller in cash (such price, or any different price per Share as may be paid in the Offer, the “Offer Price”), without interest and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2024 (as it may be amended from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (which collectively constitute the “Offer”) enclosed herewith.
Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
THE BOARD OF DIRECTORS OF SCIENCE 37 HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES IN RESPONSE TO THE OFFER.
The conditions of the Offer are described in Section 14 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, enclosed herewith are copies of the following documents:
1.   Offer to Purchase, dated February 12, 2024;
2.
Letter of Transmittal to be used by stockholders of Science 37 in accepting the Offer, including Form W-9;

3.
Science 37’s solicitation/recommendation statement on Schedule 14D-9;

4.
a printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;
5.
Notice of guaranteed delivery to be used to accept the Offer if certificates representing the Shares and all other required documents cannot be delivered to Continental Stock Transfer & Trust Company (the “Depositary”) prior to the Expiration Date (as defined below), if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Date, or if time will not permit all required documents to reach the Depositary prior to the Expiration Date; and

6.
return envelope addressed by mail to: Continental Stock Transfer & Trust Company, Attn: Corporate Actions, 1 State Street, 30th Floor, New York, New York 10004.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, there being validly tendered pursuant to the Offer and “received” by the “depository” (as such terms are defined in Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and not properly withdrawn prior to 12:00 Midnight, New York City time, at the end of the day of Monday, March 11, 2024 (unless the Offer is extended), Shares that, considered together with the number of Shares (if any) then owned by Parent and Purchaser (and excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures), equals at least a majority in voting power of the Shares then issued and outstanding. The Offer is also subject to certain other customary conditions set forth in the Offer to Purchase, as described in Section 14 — “Conditions of the Offer” of the Offer to Purchase.
We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 Midnight, New York City time, at the end of the day of Monday, March 11, 2024, unless extended (the “Expiration Date”).
The Science 37 board of directors has unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger (as defined below) and the other Transactions (as defined below), (ii) determined that the terms of the Merger Agreement and the Offer and the Merger are fair to, and in the best interests of, Science 37 and its stockholders, (iii) determined that the Offer Price is fair to Science 37’s stockholders, (iv) authorized and approved the execution, delivery and performance by Science 37 of the Merger Agreement and the consummation by Science 37 of the Offer and the Merger, (v) determined that the Merger shall be effected as soon as practicable following the satisfaction of all conditions set forth in the Merger Agreement without a vote of the Science 37’s stockholders pursuant to Section 251(h) of the DGCL, and (vi) recommended that Science 37’s stockholders accept the Offer and tender their Shares to Purchaser in response to the Offer.
Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of January 28, 2024 (the “Merger Agreement”), by and among Parent, Purchaser and Science 37. Pursuant to the Merger Agreement, following the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger, Purchaser will be merged with and into Science 37 (the “Merger”) without a vote of the stockholders of Science 37 in accordance with Section 251(h) of the DGCL, and Science 37 will survive as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than (i) Shares (if any) that, immediately prior to the Effective Time were held by Science 37 in treasury or held directly by Parent or Purchaser and (ii) Shares that are outstanding immediately prior to the Effective Time and that are held by a Science 37 stockholder who properly demands and perfects appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest and subject to any tax withholding. The Merger Agreement is more fully described in the Offer to Purchase.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) a timely Book-Entry Confirmation, as defined in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) or an Agent’s Message (as defined in the Offer to Purchase) if submitted in lieu of a Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents are actually received by the Depositary at one of its addresses. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.
Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed or an Agent’s Message (if submitted in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and timely Book-Entry Confirmations should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.
Neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than to Saratoga Proxy Consulting LLC in its capacity as Information Agent and Continental Stock Transfer & Trust Company in its capacity as the Depositary, as described in the Offer to Purchase) for making solicitations or recommendations in connection with the Offer. You will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.
Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, at the end of the day of Monday, March 11, 2024, unless the Offer is extended.
If a stockholder desires to tender Shares in the Offer and either (i) the Share certificates and all other required documents cannot be delivered to the Depositary prior to the Expiration Date, (ii) the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Date, or (iii) time will not permit all required documents to reach the Depositary prior to the Expiration Date, then the stockholder’s tender may still be effected by following the guaranteed delivery procedures set forth in the Offer to Purchase and the Letter of Transmittal.
Questions and requests for additional copies of the enclosed materials may be directed to the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.
Very truly yours,
Saratoga Proxy Consulting LLC
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PURCHASER, PARENT, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.